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                                                                      EXHIBIT 99

                NEON SYSTEMS, INC. AND SCALABLE SOFTWARE, INC.
          SECURED INTERIUM FINANCING BRIDGE LOAN WITH PURCHASE OPTION

                               SUMMARY OF TERMS


1.  STRUCTURE

Scalable Software, Inc. ("Target"), in exchange for secured bridge loan financing of up to $9 million, would grant NEON Systems, Inc. ("Buyer") a two-year option ("Merger Option") to acquire all the stock of Scalable Software on the terms below.

2.  CURRENT CAPITALIZATION

   Buyer's Capitalization:
   -----------------------
   Common Stock:                              9.515,404
   Common Stock Options:                      2,500,000
                                             ----------
     Total                                   12,015,404

   Target's Capitalization:
   ------------------------
   Common Stock:                              3,122,821
   Preferred Series A:                        1,156,540
   Preferred Series B:                        5,552,441
   Preferred Series C:                          400,000
   Common Stock Options:                      2,500,000
   Common Stock Warrants:                       500,000

   Common Stock Equivalents
   Common Stock:                              3,122,821
   Preferred Series A:                        1,156,540
   Preferred Series B:                       11,104,882
   Preferred Series C:                        4,000,000
   Common Stock Options:                      2,500,000
   Common Stock Warrants:                       500,000
                                             ----------
     Total                                   22,384,243


Option Shares. Because Target has issued Common Stock Options and because the Optionees have the right to exercise these options, it is possible that Target will have common shares outstanding in addition to those shown above by the date that the Merger Option is consummated. Such additional shares are hereinafter referred to as "the Option Shares".

Compensation Shares. Target has a number of existing business arrangements with certain employees and vendors under which it provides stock in lieu of compensation that would normally be paid in cash. These arrangements will cause Target to issue additional shares ("the Compensation Shares") between the date of this agreement and the date that the Merger Option is consummated. Target estimates that the Compensation Shares will total no more than 100,000 shares by the date that the Merger is consummated.


3.  BRIDGE LOAN FINANCING FOR TARGET

Upon execution of the Merger Option agreement, all existing bridge loans from Buyer to Target ($3,500,000) shall be converted to a Term Loan and buyer will make available an additional $5,500,000 in Term Loan Financing to Target. The original $3.5 million loaned to Target under the Promissory Note between Buyer and Target dated July 17, 2001 and amended as of November 13, 2001 will remain secured by the personal guarantees from Louis R. Woodhill, James R. Woodhill and John Moores but shall be payable on the terms set forth herein and in the Term Loan documentation. In addition, such outstanding $3,500,000 principal amount plus the additional $5,500,000 in

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                NEON SYSTEMS, INC. AND SCALABLE SOFTWARE, INC.
          SECURED INTERIUM FINANCING BRIDGE LOAN WITH PURCHASE OPTION


Term Loan Financing will be secured by Scalable Software's intellectual property. The additional $5,500,000 available principal amount in Term Loan Financing available to Target under the Merger Option agreement would be advanced to Target in monthly increments of $450,000, subject to a draw request that sets forth the use of the proceeds from the draw as well as performance to date under a budget of Target approved by Buyer, an income statement of Target for the previous month and year-to-date and a balance sheet of Target as of the end of the previous month. The first monthly draw may be higher, subject to board approval, to cover severance payments at Target and the Silicon Valley Bank loan repayment. The Term Loan will be for a term of 36 months starting on the date of the Merger Option agreement and shall bear no interest until the Merger Option expires. After the date of the expiration of the Merger Option the term loan shall bear interest at the prime rate plus two-percentage points with principal and interest due at maturity of the Term Loan. The Term Loan will accelerate on a change-of-control of Target.

4.  MERGER OPTION CONSIDERATION

Under the Merger Option, Buyer would (1) assume Target's bridge loan from Buyer up to $9 million plus all other debt and (2) issue 2,616,872 shares of its common stock (Figured by an exchange rate of 0.135 Buyer shares per Target share) plus 0.135 of Buyer's share times the total of Target's Option Shares and Compensation Shares (the "Merger Consideration") in exchange for all outstanding shares of Target's capital stock.

The assumption of the outstanding bridge loans plus all other debt and the issuance of the new shares will be paid upon closing of the Merger.


5.  MERGER OPTION TERMS

The Merger Option would have a two-year term from the date Buyer obtains Board approval. The option could be exercised at any time at the election of the Buyer, subject to the provisions below.

If the Buyer's stock price trades above $10.00 for 30 consecutive days, then Buyer would have 30 days, after notice, to elect to exercise the Merger Option. If Buyer elects to exercise the Merger Option then it would have 180 days to get shareholder approval and complete the Merger; provided, however, that the time shall be extended if additional time is needed as a result of the time taken to receive SEC clearance. If, for any reason, the Merger were not completed within the time frame specified above, the Merger Option would expire and be null and void thereafter.

If Target receives a third party acquisition proposal that it is willing to accept, then Buyer would have 30 days, after notice, to elect to exercise the Merger Option. If the proposal were at a lower price than the Merger Option price, then Buyer could elect to exercise the Merger Option at the lower price. If Buyer elects to exercise the Merger Option then it would have 180 days to get shareholder approval and complete the Merger; provided, however, that the time shall be extended if additional time is needed as a result of the time taken to receive SEC clearance. If, for any reason, the Merger were not completed within the time frame specified above, the Merger Option would expire and be null and void thereafter.

Buyer would also have a right of first refusal on any Target financing as long as its Merger Option remains outstanding.


6.  OPTIONS

Each outstanding option and warrant to acquire shares of Target common stock would be assumed by Buyer and would thereafter represent the right to acquire a number of shares of Buyer's common stock determined using the same exchange ratio as is used for determining the Merger Consideration to be paid per share of Target's common stock (0.135). Appropriate adjustment shall also be made to the per share exercise price of each option.

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                NEON SYSTEMS, INC. AND SCALABLE SOFTWARE, INC.
          SECURED INTERIUM FINANCING BRIDGE LOAN WITH PURCHASE OPTION


7.  ASSUMPTION OF DEBT

Buyer shall assume all of Target's outstanding debts (including loans from Buyer to Target) at the time of the Merger.


8.  ACCOUNTING TREATMENT

The Merger would be accounted for as a purchase.


9.  TAX-FREE TRANSACTION

The Merger would be structured as a tax-free reorganization.


10.  CLOSING CONDITIONS

Conditions to completing any Merger Agreement would include, among other things:

 . Completion of independent due diligence on Target by a "Big 5" accounting firm on behalf of Buyer;

 . The Merger Agreement and the Merger would be approved by the respective boards of directors (or appropriate committees thereof) of Buyer and Target;

 . The Merger Agreement and the Merger would be approved by the stockholders of Buyer and Target;

 . Completion of due diligence reviews of Target by Buyer and Buyer by Target with mutually satisfactory results; and

 . Key employees of Target to be identified by Buyer will have entered into two-year non-competition and non-solicitation agreements with Buyer, which shall be in form and substance acceptable to Buyer.


11.  CORPORATE APPROVALS

The board of directors (or appropriate committees thereof) of Buyer would agree to call a meeting of Buyer's stockholders and to seek the approval of its stockholders at such meeting for the Merger, the issuance of the shares of Buyer's common stock necessary to complete the Merger and for any other matters reasonable necessary to complete the Merger. The board of directors (or appropriate committees thereof) of Buyer would agree to recommend to its stockholders that they vote in favor of the Merger, such issuance and such other matters.


12.  BUYER VOTING AGREEMENTS

Each of the officers, directors, and 5% or greater holders of Buyer's common stock and their affiliates would irrevocably agree to vote for the Merger, the issuance of the shares of Buyer's common stock necessary to complete the Merger and for any other matters reasonable necessary to complete the Merger. Buyer's officers, directors, and 5% or greater holders of Buyer's common stock and their affiliates currently own at least 40% of Buyer's outstanding common stock.


13.  TARGET SHAREHOLDER AGREEMENTS

Each of the officers, directors, and 5% or greater holders of Target's capital stock and their affiliates would irrevocably agree to vote for the Merger Agreement and the Merger and against any other business combination proposal not involving Buyer. Target's officers, directors, and 5% or greater holders of Target's capital stock and their affiliates currently own at least 80% of the outstanding shares of each class of Target's capital stock.

In addition, each of the officers, directors, and 5% or greater holders of Target's capital stock and their affiliates would agree not to sell or transfer any of their shares for one year without Board approval.

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                NEON SYSTEMS, INC. AND SCALABLE SOFTWARE, INC.
          SECURED INTERIUM FINANCING BRIDGE LOAN WITH PURCHASE OPTION


14.  REPRESENTATIONS & WARRANTIES

Target would make customary representations and warranties with respect to the business of Target, including without limitation a representation regarding the absence of any material adverse change since the most recent balance sheet provided to Buyer prior to signing. Target principal stockholders would severally and not jointly make customary representations and warranties with respect to their stock ownership.


15.  COVENANTS

Target would make customary covenants with respect to the operation of its business between the signing of the Merger Agreement and the closing of the Merger. Certain transactions, including transactions outside the ordinary course of business (such as dividends, changes in compensation, equity issuances other than the issuance of shares upon the exercise of outstanding options, the grant of options, acquisitions or dispositions of businesses, etc.) shall require Buyer's prior approval.


16.  CLOSING CONDITIONS

Conditions to consummating the Merger would include, among other things:

 . The approval of Buyer's stockholders of the Merger, the issuance of the shares of Buyer's common stock necessary to complete the Merger and for any other matters reasonable necessary to complete the Merger;

 . No material adverse change to the business or prospects of Target between the signing of the Merger Agreement and the closing of the Merger (other than currently planned reductions in headcount previously disclosed to Buyer);

 . Bring-down of representations and warranties (including the absence of any material adverse change);

 .  Compliance with covenants; and

 .  Other customary conditions.


17.  ESCROW

Subject to maintaining the structure's tax-free status:

 .  Up to 10% of Buyer's shares newly issued to Target as part of the Merger
   Consideration would be placed in escrow with an escrow agent pursuant to an escrow agreement mutually satisfactory to Buyer and Target; and

 . Escrowed shares may be held to satisfy indemnification claims of Buyer pending on the first anniversary of the closing date; all other shares will be eligible for distribution to Target's shareholders.


18.  SURVIVAL & INDEMNIFICATION

Target's representations and warranties would survive for one year following the consummation of the Merger. All Target stockholders would be severally and not jointly liable to Buyer on a pro rata basis for any breaches of Target's representations or warranties or noncompliance with covenants by Target, subject to a cap equal to the value of the shares held in escrow. Except in the case of fraud, indemnification claims would be satisfied solely from the shares of Buyer's common stock held in the Escrow, valued at the market price at the time of the submission of the claim


19.  STOCKHOLDER REPRESENTATIVE

Target stockholders would appoint one or more representatives, acting jointly, as their duly authorized attorneys-in-fact (the "Stockholder Representative") in connection to all matters relating to the Merger, including without

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                NEON SYSTEMS, INC. AND SCALABLE SOFTWARE, INC.
          SECURED INTERIUM FINANCING BRIDGE LOAN WITH PURCHASE OPTION



limitation (a) any amendments to, or waivers under the Merger Agreement, (b) the interpretation of the Merger Agreement, (c) all procedural matters relating to indemnification and the Escrow, and (d) the execution of all documents, and the receipt of Buyer common stock on behalf of all Target stockholders, at the closing of the Merger.

Without limiting the authority of the Stockholder Representative, the Stockholder Representative would have no liability to Target stockholders if it acted in reliance upon the instructions of the holders of a majority of the outstanding Target capital stock prior to the Merger. The Merger Agreement would contain appropriate limitations on liability and indemnification agreements from Target's stockholders for the benefit of, and satisfactory to, the Stockholder Representative.


20.  PRIVATE PLACEMENT

The Buyer common stock to be issued in the Merger would be issued in a private placement under the Securities Act of 1933 (the "Securities Act").


21.  REGISTRATION RIGHTS

Upon the request of Target stockholders holding not less than 40% of the shares of Buyer common stock issued in the Merger, Buyer would agree, subject to customary "blackout" exceptions, to file and use its commercially reasonable efforts to cause to become effective under the Securities Act as promptly as practicable a registration statement on Form S-3 registering such number of shares of Buyer common stock as may be requested by any Target stockholder. Buyer would use its commercially reasonable efforts to cause such registration statement to remain in effect, subject to customary blackout exceptions, for at least 90 days. Buyer will pay all expenses of registration (including the fees and expenses of one counsel to the selling stockholders up to a maximum of $10,000 per registration). This right would not be exercisable more than twice.

In addition, Target stockholders would have unlimited piggyback rights, subject to customary underwriter cutback provisions.

The foregoing summarizes the proposed principal terms to be incorporated into definitive agreements (including the Merger Agreement) with respect to the proposed deal between Buyer and Target. The proposed terms and any final agreement are subject to the final approval of Buyer's and Target's board of directors (or appropriate committees thereof) and, to the extent required under applicable law or applicable rules of any securities exchange or market, Buyer's and Target's stockholders, and to the execution of the definitive Merger Agreement and related agreements mutually acceptable to Buyer and Target and their respective principal stockholders. This summary of terms is not intended to be and does not constitute a legally binding obligation, except as expressly provided above. A legally binding obligation will only be made pursuant to definitive agreements to be negotiated and executed by the parties.

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                NEON SYSTEMS, INC. AND SCALABLE SOFTWARE, INC.
          SECURED INTERIUM FINANCING BRIDGE LOAN WITH PURCHASE OPTION


AGREED:



NEON SYSTEMS, INC.


Signature:___________________________________  Date: ______________________

Name: _______________________________________

Title: ______________________________________



SCALABLE SOFTWARE, INC.


Signature:___________________________________  Date: ______________________

Name: _______________________________________

Title: ______________________________________

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